GOLDEN HEALTH HOLDINGS, INC.

September 25, 2006

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
Golden Health Holdings, Inc. (the “Company”) Annual Report on Form 10-KSB for Fiscal Year Ended September 30, 2005, Filed February 10, 2006, as amended by filing on May 1, 2006 (the “Annual Report”) File No. 0-25845

Dear Mr. Rosenberg:

We are in receipt of your letter dated May 18, 2006 (the “Comment Letter”) regarding the Company’s amended Annual Report. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Following please find the Company’s responses to all of the comments in the Comment Letter. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Form 10-KSB for the year ended September 30, 2005

General

1. We have included audited statements of income, cash flows and changes in stockholders’ equity for the fiscal year ending September 30, 2004 in accordance with Item 310 of Regulation S-B. Additionally, we have revised the “Unaudited” reference related to financial information for the year ended September 30, 2004 throughout the filing now that the audited information has been provided.

Accountant’s Report

2. Please be advised that a statement on auditor association has been included in the auditors report for the fiscal year ended September 30, 2004 related to the cumulative data.

Statements of Stockholders’ Deficit, page F-3

3. The table in Item 11, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (the “Table”), has not been revised to include the summary of shareholdings of two ex-directors and officers of the Company appointed by Genghai because these individuals are not now officers and directors of the Company. They should not be in the security ownership table in the Form 10-KSB. We consider that unlike financial statements which speak of a time period that has passed, the information presented in the 10-KSB should be that of the date of filing. Furthermore, as the other two Genghai principals were issued shares of less than 5% each and they had never been directors or officers of the Company, their shareholdings would not be disclosed in this table accordingly.

As requested, the reconciliation is as follows:

No. of shares outstanding as of September 30, 2005:

As per statement of stockholders’ deficit:	45,798,672
Add: shares to be issued to Joy Power Stockholder	54,000,000
Add: consultancy shares to be issued in connection with acquisition of Joy Power	62,200,000
Total as disclosed on the Table	161,998,672

Statements of Cash Flows, page F-4

The cumulative data column of the statement of cash flows has been revised to include the 30 million shares issued in anticipation of the merger with Genghai.

Marked copies of the Annual Report are enclosed to expedite your review. Please let us know if you have any further questions or comments. Thank you.

Very truly yours, Golden Health Holdings, Inc.

/s/ Hoi-ho Kiu
By: Hoi-ho Kiu Its: Chief Executive Officer